          September 23, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Titan Energy Worldwide, Inc.
Amendment No. 1 to Form 10-K for year ended December 31, 2010
Filed May 25, 2011
Form 10-Q for the quarter ended June 30, 2011
File August 16, 2011
File No. 0-26139

Dear Mr. Vaughn:

We are counsel to Titan Energy Worldwide, Inc. (the “Company”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 9, 2011.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment 1 to Form 10-K for the year ended December 31. 2010 Note 4 Notes Payable, page F-14

1.
We note your response to prior comment 1. We note that FASB ASC paragraph 820-10-30-4 applies to situations where the transaction price is the fair value at inception. Please explain why you believe that transaction price is equal to fair value. Please explain to us how you considered the guidance set forth in FASB ASC paragraph 820-10-30-3.

We believe that the fair value of all instruments in the transaction is equal to the cash received by the Company. This amount should be allocated to the various debt and equity instruments being; the debt, the detachable warrants the conversion option and the conversion warrants. We considered the guidance in ASC 820-10-30-3 as follows:

a.
The transactions included only one related party, as the CEO invested $25,000 of the total notes issued of the $580,000. This level of investment by the CEO did not significantly impact the other investor’s decisions.

b.	The Company was not under financial duress at time of issuance and had just acquired a new company that was projected to help the Company achieve a national reach for its products.
c.
The debt instrument was determined based on the proceeds received and had a normal interest rate for this type of security. Although the fair value of the liability was allocated to various components of the security, the investor had the right to accept a cash payment equal to his proceeds and accrued interest. This was done by several investors.

d.
The market for this transaction is a privately negotiated transaction with each investor by the Company and there is no other market available to the Company.  None of the investors were registered dealers and therefore the only market that could be used to exit the transaction is through the Company according to the terms of the security.

The Company’s consideration of the above factors resulted in concluding that the proceeds received at the issuance date was the aggregate fair value of the debt and equity instruments.

2.	Notwithstanding the prior comment, please explain why you charged the excess fair value to interest expense if you concluded that the transaction price was equal to fair value at the inception
.
The Company agrees with the staff that there should not have been an interest charge for the excess over the proceeds as the fair value of all instruments is equal to the transaction price (proceeds). After making the appropriate adjustments for the above error, the total impact on 2009 is an overstatement of our net loss by $24,017 and the 2010 impact is a loss understated by $43,682.  Our materiality analysis had been adjusted to reflect this change.

3.	Additionally please provide to us how you consider the guidance regarding blockage discount in FASB ASC paragraph 820-10-35-44

FASB ASC paragraph 820-10-35-44 requires the use of quoted market price for pricing the security, if it is traded in an active market. As explained in question 1, above there is no active market for these securities. Therefore, having a discount in determining fair value is appropriate to determine the fair value of debt security, if converted to common stock would result in significant drop in the quoted stock price.

4.
We make note from your response to prior comment 2 that based on your analysis SAB 99; you do not believe that the effect of your misstatement is material to your financial statements. Given that SAB 99 provides a framework to consider if a quantitatively insignificant misstatement to the financial statements, it is unclear how you concluded that the error is quantitatively insignificant and therefore not material to your financial statements. Please advise.

In reviewing your comments above with our independent accountants we agree that there was an error in our computation. After adjusting our analysis for these errors, we believe that the impact for the years ended December 31, 2009 and 2010 are not material. Our December 31, 2009 statement of operations resulted in an overstatement of 24,017 or 1.89% of our net loss from continuing operation. Our EPS computation has no affect as the EPS amount is $0.0036. Similarly, the impact on our December 31, 2010 statement of operations results in an understatement of $43,682 or 1.2% of our net loss. This difference has no effect on our EPS calculation for that period. We have attached our revised schedules.

We do not believe the change in EPS for 2009 and 2010 distorts our EPS trends and would not influence a reasonable investor. The misstatement does not cause us to be in compliance with debt covenants or any other agreements, that we would otherwise be in default of if the misstatement were corrected. Given our historical losses and our large accumulated deficit, we believe that trends are not distorted. We believe that our  investors and potential investors decisions would not be impacted by these misstatements, primarily because they are non-cash items. The major concern to our investors and potential investors continues to be our cash flows and how are we going to improve that situation. Restating our financial statements for an insignificant error would cause unnecessary concern and additional costs to the Company.

Form 10Q for the quarter ended June 30, 2010

General

5.
We note that you have not provided an interactive data filed as required by Item 601 (B) 101 of regulation S-K. Please tell us when you plan to file these exhibits or why you ament re not required to file these exhibits.

The Company has filed its interactive data on September 14, 2011, in accordance with Rule 405(a)(2) of Regulation S-T, a filer may submit its first Interactive Data File (or first Interactive Data File containing or required to contain, whichever first occurs, detail-tagged footnotes or schedules) within a 30-day grace period by amending the form to which the interactive data relates.

*****************

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto our client’s acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

Comparison of Accounting for 8% Convertible Notes

	Titan	Sec		Net loss	Percentage
Income Statement	Accounting	Accounting		for each	of
Period ending	Debit (Credit)	Debit (Credit)	Difference	period	misstatement
March 31, 2009	-	-	-	276,327.00	0%
June 30, 2009	4,009.73	(66,979.27)	(70,989.00)	285,572.00	-24.9%
September 30, 2009	42,443.18	(7,708.00)	(50,151.18)	189,033.00	-26.5%
December 31, 2009	58,244.13	155,367.00	97,122.87	614,438.00	15.8%
Year ended December 31 ,2009	104,697.04	80,679.73	(24,017.31)	1,365,370.00	-1.8%

March 31, 2010	53,657.07	206,516.00	152,858.93	553,992.00	27.6%
June 30, 2010	145,148.68	82,533.00	(62,615.68)	616,046.00	-10.2%
September 30, 2010	33,633.68	(11,418.00)	(45,051.68)	1,235,190.00	-3.6%
December 31, 2010	-	(1,509.00)	(1,509.00)	1,268,892.00	-0.1%
Year ended December 31, 2010	232,439.43	276,122.00	43,682.57	3,674,120.00	1.2%

March 31, 2011	-	4,627.00	4,627.00	1,032,186.00	0.4%
June 30, 2011		(5,235.00)	(5,235.00)	900,876.00	-0.6%
		5,235.00	5,235.00	900,000.00	0.6%
Total	337,136.47	361,428.73	24,292.26	6,972,552.00	0.3%

Schedule 1

SEC Fair Value Accounting for Convertible Notes

		Income statement				Balance sheet
									Fair value
Date	Transactions	Debt Discount	Change in	Net income			Convertible	Debt	Note	Paid in
		Amortization	Fair value	impact		Cash	Debt	Discount	Conversion	Capital
June 15-30	Issuance of debt					260,000	(260,000)
June 15-30	Fair value assigned							260,000	(147,564)
June30	Warrant vaue amortization	4,010		4,010				(4,010)
June 30	Initial fair value amortization	4,353		4,353				(4,353)
June 30	Fair value changes		(75,342)	(75,342)					75,342
June 30	Balances June 30	8,363	(75,342)	(66,979)		260,000	(260,000)	251,637	(72,222)
July	July debt issuance					190,000	(190,000)
July	Fair value assigned							190,000	(133,997)
Aug	August debt issuance					130,000	(130,000)
Aug	Fair value assigned							130,000	(81,149)
Sept 30	Warrant vaue amortization	42,443		42,443				(42,433)
sept. 30	Initial fair value amortization	76,106		76,106				(76,106)
Sept 30	Fair value change		(126,257)	(126,257)	(7,708)				126,257
Sept 30	Balances at Sept 30	126,912	(201,599)	(74,687)		580,000	(580,000)	453,098	(161,111)
Dec 31	Otr. Amortization debt discount	58,244		58,244				(58,244)
Dec 31	Initial fair value amortization	90,678		90,678				(90,678)
Dec 31	Fair value change		(6,445)	6,445	155,367				6,445
Dec 31, 2009	Balances Dec 31, 2009	275,834	(208,044)	80,680		580,000	(580,000)	304,176	(154,666)	-

Feb 5, 2010	Conversions Debt			-			50,000		14,286	(64,286)
March 31	Otr. Amortization debt discount	111,570		111,570				(111,570)
Dec 31	Initial fair value amortization	98,049		98,049				(98,049)
March 31	Fair value change		(3,103)	(3,103)					3,103
March 31 2010	Balances March 31	209,619	(3,103)	206,516		580,000	(530,000)	94,557	(137,277)	(64,286)
June	Conversions Debt						110,000	-	32,593	(142,593)
June 30	Initial fair value amortization	78,953		78,953				(78,953)
June 30	Fair value change		3,580	3,580	82,533				(3,580)
June 30 2010	Balances June 30	288,572	477	289,049		580,000	(420,000)	15,604	(121,154)	(377,290)
July 15	Conversion of Debt						85,000	-	25,500	(110,500)
July 15	Payment of debt		(15,000)	(15,000)		(50,000)	50,000	-	15,000
Sept 15	Payment of debt		(14,545)	(14,545)		(50,000)	50,000	-	14,545
Sept 30	Initial fair value amortization	15,694	-	15,694				(15,694)
Sept 30	Fair value change		2,433	2,433	(11,418)				(2,433)
Sept 30,2010	Balances Sept 30	304,266	(26,635)	277,631		480,000	(235,000)	-	(68,542)	(462,290)
October 15	Conversion of Debt						10,000		2,979	(12,979)
Nov 4	Conversion of Debt						25,000		7,143	(32,143)
Dec 8	Conversion of Debt						25,000		7,692	17,308
Dec 31	Fair value change		(1,509)	(1,509)	(1,509)				1,509
Dec 31	Balance Dec 31. 2010	304,266	(28,144)	276,122		480,000	(175,000)	-	(49,219)	(462,290)

Mar 31 2011	Fair value change		4,627	4,627					(4,627)
March 31	Balances March 31		4,627	4,627		480,000	(175,000)	-	(53,846)	(462,290)
June 30	Fair value change		(5,235)	(5,235)					5,235
June 30	Balances June 30		(608)	(608)		480,000	(175,000)	-	(48,611)	(462,290)
Sept 30	Fair value change		5,235	5,235					(5,235)
Sept 30	Balances Sept 30, 2011		4,627	4,627		480,000	(175,000)	-	(53,846)	(462,290)

Schedule 2

Computation of Fair Value on Specific Dates
							Debt
Issue Date	Convertible	Conversion	Conversion	Stock	Discounted		Conversion
	Notes	Shares (1)	Warrants	Price (2)	Stock Price (4)	Discount	Feature

June 30, 2009	260,000.00	1,444,444.00	2,600,000.00	0.18	0.05	71.0%	72,222
Sept 30 , 2009	580,000.00	3,222,222.00	5,800,000.00	0.18	0.05	71.0%	161,111
Dec 31, 2010	580,000.00	1,288,889.00	5,800,000.00	0.45	0.13	71.0%	167,556
Feb 5, 2010	50,000.00	71,429.00	500,000.00	0.70	0.20	71.0%	14,286
Mar 31, 2010	530,000.00	883,333.00	5,300,000.00	0.60	0.17	71.0%	150,167
June 20, 2010	110,000.00	203,704.00	1,100,000.00	0.54	0.16	71.0%	32,593
June 30, 2010	420,000.00	807,692.00	4,200,000.00	0.52	0.15	71.0%	121,154
July 15, 2010	85,000.00	170,000.00	850,000.00	0.50	0.15	71.0%	25,500
July 15, 2010	50,000.00	100,000.00	500,000.00	0.50	0.15	71.0%	15,000
Sept 15,2010	50,000.00	90,909.00	500,000.00	0.55	0.16	71.0%	14,545
Sept 30, 2010	235,000.00	489,583.00	2,350,000.00	0.48	0.14	71.0%	68,542
October 15 2010	10,000.00	21,277.00	100,000.00	0.47	0.14	71.0%	2,979
November 4, 2010	25,000.00	59,524.00	250,000.00	0.42	0.12	71.0%	7,143
Dec 4,2010	25,000.00	96,154.00	250,000.00	0.26	0.08	71.0%	7,692
Dec 31, 2010	175,000.00	546,875.00	1,750,000.00	0.32	0.09	71.0%	49,219
Mar 31, 2011	175,000.00	673,077.00	1,750,000.00	0.26	0.08	71.0%	53,846
June 30, 2011	175,000.00	972,222.00	1,750,000.00	0.18	0.05	71.0%	48,611
Sept 30, 2011	175,000.00	1,346,154.00	1,750,000.00	0.13	0.04	71.0%	53,846

Schedule 3

Fair value at Issuance debt

Date Issued	Debt Proceeds	Conversion Shares	Investment Warrants	Conversion Warrants	Stock price at Issuance	Discounted Stock price	Implicit Discount	Debt Conversion	Investment Warrants	fair value = Trasaction price		Weighted average calculation
15-Jun	$50,000.00	263,158	100,000	500,000	$0.19	$0.06	65.9%	$17,593	$32,407	$50,000		32,974.50
16-Jun	$25,000.00	71,429	50,000	250,000	$0.35	$0.08	78.5%	$5,638	$19,362	$25,000		19,625.00
18-Jun	$95,000.00	395,833	190,000	950,000	$0.24	$0.07	71.1%	$63,016	$31,984	$95,000		67,545.00
22-Jun	$40,000.00	166,667	80,000	400,000	$0.24	$0.07	71.1%	$27,252	$12,748	$40,000		28,440.00
23-Jun	$50,000.00	208,333	100,000	500,000	$0.24	$0.07	71.1%	$34,065	$15,935	$50,000		35,550.00
30-Jun	$260,000.00	1,105,420	520,000	2,600,000				$147,564	$112,436	$260,000

2-Jul	$25,000.00	147,059	50,000	250,000	$0.17	$0.06	62.2%	$18,797	$6,203	$25,000		15,550.00
10-Jul	$25,000.00	138,889	50,000	250,000	$0.18	$0.06	64.6%	$18,520	$6,480	$25,000		16,150.00
14-Jul	$75,000.00	416,667	150,000	750,000	$0.18	$0.06	64.6%	$55,561	$19,439	$75,000		48,450.00
20-Jul	$25,000.00	83,333	50,000	250,000	$0.30	$0.07	75.7%	$15,738	$9,262	$25,000		18,925.00
29-Jul	$15,000.00	50,000	30,000	150,000	$0.30	$0.07	75.7%	$9,443	$5,557	$15,000		11,355.00
31-Jul	$25,000.00	86,207	50,000	250,000	$0.29	$0.07	75.0%	$15,938	$9,062	$25,000		18,750.00
31-Jul	$190,000.00	922,155	380,000	1,900,000				$133,997	$56,003	$190,000

11-Aug	$100,000.00	294,118	200,000	1,000,000	$0.34	$0.07	78.0%	$59,827	$40,173	$100,000	$-	78,000.00
13-Aug	$10,000.00	37,037	20,000	100,000	$0.27	$0.07	73.6%	$6,527	$3,473	$10,000	$-	7,360.00
20-Aug	$10,000.00	50,000	20,000	100,000	$0.20	$0.07	66.5%	$7,180	$2,820	$10,000	$-	6,650.00
21-Aug	$10,000.00	66,667	20,000	100,000	$0.15	$0.06	61.6%	$7,615	$2,385	$10,000	$-	6,160.00
	$130,000.00	447,822	260,000	1,300,000				$81,149	$48,851	$130,000	$-

Total	580,000.00	2,475,397.0	1,160,000.0	5,800,000.0				$362,710.22	$217,289.78	$580,000.00		411,484.50
											$362,710.22	71%